UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Viroment Capital, LLC

Legal status of issuer

    Form
    Limited Partnership

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 30, 2020

Physical address of issuer
200 South Sixth Street, Suite 4000, Minneapolis, MN 55402

Website of issuer
www://viroment.com

Current number of employees
0

1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$467,645.12	$469,035.62
Cash & Cash Equivalents	$229,248.06	$10,638.56
Accounts Receivable	$177,591.26	$387,591.26
Short-term Debt	$487,765.45	$469,035.62
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

June 22, 2022

FORM C-AR

Viroment Capital, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Viroment Capital, LLC , a Delaware Limited Partnership (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www://viroment.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 22, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Viroment Capital, LLC (the "Company") is a Delaware Limited Partnership, formed on October 30, 2020. The Company was formerly known as Viroment Investment Fund.

The Company is located at 200 South Sixth Street, Suite 4000, Minneapolis, MN 55402.

The Company's website is www://viroment.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Viroment Capital is the holding company for some of Viroment Equity's interests. Viroment Capital receives K1 income from Viroment Equity.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its

executive officers, and key employees.

In particular, the Company is dependent on Paul Koenig, and Russell Vering, who are CEO and Vice President of the Company. The Company has or intends to enter into employment agreements with Paul Koenig, and Russell Vering, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Paul Koenig and Russell Vering, or any member of the board of directors or executive officer, could harm the Company's business, financial condition, cash flow, and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paul Koenig, and Russell Vering in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Paul Koenig, and Russell Vering die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and

safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain-related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events, are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns, which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel, which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Viroment Capital is the holding company for some of Viroment Equity's interests. Viroment Capital receives K1 income and/or losses from Viroment Equity.

Business Plan

Viroment Capital was formed for the purpose of building pre-leased agricultural facilities for the world's top hog and cattle integrators. We believe our barns will address many of the challenges faced by hog farmers using our award-winning filtration technology to treat sludge and liquid

9

manure. We anticipate marketing the treated waste byproducts as fertilizer. We also intend to sell carbon credits earned by Viroment Equity through measuring, quantifying, and sequestering materials with a high greenhouse gas potential "GWP" by treating manure and sludge with special water disinfection and filtration technology that management plans to install in the barns.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Viroment Facilities	Agricultural facilities built or retrofitted with manure filtration technology.	Agriculture

We have no new products in development.

Viroment Capital works with Viroment Equity. Viroment Equity conducts the distribution methods.

Competition

The Company's primary competitors are Other individual and institutional hog farmers/growers, and large corporate agricultural producers.

Viroment Equity plans to design and build agricultural facilities for use in the swine industry, providing economical solutions for manure management. Using their technology partner's, Viroment USA, unique CarbonSeal™ technology for Concentrated Animal Feeding Operations (CAFOs). The resulting process intends to create revenue through the creation of high-quality fertilizer and carbon credits, which are the result of greenhouse gas reductions from its process and technology.

Supply Chain and Customer Base

The Company's suppliers are primarily in the agricultural markets.

Intellectual Property

The Company is dependent on the following intellectual property:

Viroment Capital is dependent on technology from PKC Irrevocable Trust and available by a license agreement.

Governmental/Regulatory Approval and Compliance

Our company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Managing Entity

Other

The Company's principal address is 200 South Sixth Street, Suite 4000, Minneapolis, MI 55402

The Company has the following additional addresses:

The Company conducts business in Minnesota and Nebraska.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paul Koenig

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, January 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

University of Minnesota-Twin Cities Liberal Arts, Business and Psychology 1987-1990 Gustavus Adolphus College Psychology and Business 1986-1987

Name

Russell Vering

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11

Vice President of Nutrition Frontier Coop September 2019-Present Co-Chair Northeast Community College January 2018-Present External Advisor University of Nebraska-Lincoln January 2016-Present Managing Member Central Plains Milling January 1994-Present

Education

University of Nebraska-Lincoln bachelor's degree, Animal Sciences 1990-1994

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in Not Applicable.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Promissory Note
Amount outstanding	445,450
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	XX Investments, LLC
Amount outstanding	$445,950.00
Interest rate and payment schedule	19% interest only, paid annually.
Amortization schedule	All interest-only notes maturing in 2023.
Describe any collateral or security	Promissory Note
Maturity date	December 2, 2023
Other material terms	XX Investments, LLC, a subsidiary of Wefunder, is the custodian for all of the 224 investors who purchased the Promissory Notes.

The total amount of outstanding debt of the company is $487,765.45.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public

					Offering
Notes/Bonds		$445,450.00	WeFunder Fee, Legal & Accounting, Marketing/Advertising, Consulting, & Equipment	May 1, 2020	Regulation CF

Ownership

The majority of the Company is owned by a few people and an entity. Those people/entities are Viroment USA, LLC, Russ Vering and Chris Reimers.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Viroment USA, LLC	50.0%
Russ Vering	25.0%
Chris Reimers	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Viroment Capital had no passive gains or losses.

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We erected a 14,000-head facility in Howells, NE. In 2022, we worked towards validating the removal of 40k metric tons of greenhouse gas from the atmosphere from our first facility. A Life Cycle Analyst has validated the technology and process for creating carbon credits.

For the next 12 months, we may have profitability from the continued efforts marketing carbon credits and fertilizer created from its projects.

Liquidity and Capital Resources

On May 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $445,950.00.

14

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Paul Koenig
(Signature)

Paul Koenig
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Koenig
(Signature)

Paul Koenig
(Name)

CEO
(Title)

6-22-23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Viroment Capital

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	2,649.90
Car & Truck	24.43
Interest Paid	20,067.75
Legal & Professional Services	10,915.00
Rebates	13,000.00
Reimbursable Expenses	1,250.25
Taxes & Licenses	522.50
Total Expenses	**$48,429.83**
NET OPERATING INCOME	**$ -48,429.83**
NET INCOME	**$ -48,429.83**

Viroment Capital

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 6709	10,638.56
Total Bank Accounts	**$10,638.56**
Other Current Assets	
Due from Viroment USA	387,591.26
Total Other Current Assets	**$387,591.26**
Total Current Assets	**$398,229.82**
Other Assets	
Capitalized expenses	60,805.80
Retainer	10,000.00
Total Other Assets	**$70,805.80**
TOTAL ASSETS	**$469,035.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Bluestem Systems	51,247.70
Due to Viroment Equity	0.00
Interest Payable	20,067.75
PPP Loan Payable	0.00
Wefunder Loan Payable	445,950.00
Total Other Current Liabilities	**$517,265.45**
Total Current Liabilities	**$517,265.45**
Total Liabilities	**$517,265.45**
Equity	
Owners' Investment	200.00
Retained Earnings	0.00
Net Income	-48,429.83
Total Equity	**$ -48,229.83**
TOTAL LIABILITIES AND EQUITY	**$469,035.62**

Viroment Capital

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	5,000.00
Bank Charges & Fees	5.00
Interest Paid	3,690.00
Legal & Professional Services	43,195.50
Total Expenses	**$51,890.50**
NET OPERATING INCOME	**$ -51,890.50**
NET INCOME	**$ -51,890.50**

Viroment Capital

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 6709	229,248.06
Total Bank Accounts	**$229,248.06**
Other Current Assets	
Due from Viroment USA	177,591.26
Total Other Current Assets	**$177,591.26**
Total Current Assets	**$406,839.32**
Other Assets	
Capitalized expenses	60,805.80
Retainer	0.00
Total Other Assets	**$60,805.80**
TOTAL ASSETS	**$467,645.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Bluestem Systems	87,247.70
Due to Viroment Equity	-65,000.00
Interest Payable	20,067.75
PPP Loan Payable	0.00
Wefunder Loan Payable	445,450.00
Total Other Current Liabilities	**$487,765.45**
Total Current Liabilities	**$487,765.45**
Total Liabilities	**$487,765.45**
Equity	
Owners' Investment	80,200.00
Retained Earnings	-48,429.83
Net Income	-51,890.50
Total Equity	**$ -20,120.33**
TOTAL LIABILITIES AND EQUITY	**$467,645.12**



VIROMENT
Water. Energy. Possibilities.

Viroment Capital Cap Table Updated - December 14, 2022

	UNITS / SHARES				VOTING		OWNERSHIP
Name			Units with Voting Rights	Total Units	Voting Units	Voting %	Distribution %
Viroment USA, LLC			500	500	500	50.00%	50.00%
Russ Vering			250	250	250	25.00%	25.00%
Chris Reimers			250	250	250	25.00%	25.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
				0		0.00%	0.00%
TOTAL UNITS	0	0	1,000	1,000	1,000		